November 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Rucha Pandit
Mr. Donald Field Ms. Aamira Chaudhry Ms. Theresa Brillant

Re:	Twin Hospitality Group Inc.
Initial Public Filing of Registration Statement on Form 10-12B CIK No. 0002011954

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Twin Hospitality Group Inc., a Delaware corporation (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the draft registration statement on Form 10-12B (the “Draft Registration Statement”), confidentially submitted by the Company to the Commission on August 28, 2024 (“Amendment No. 2”), as set forth in the Commission’s letter, dated September 9, 2024, addressed to Mr. Joseph Hummel, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing with the Commission, electronically via EDGAR, the Company’s Registration Statement on Form 10-12B (the “Initial Public Filing”), which includes changes that reflect responses to the Staff’s comment set forth in the Comment Letter and certain other updates.

Concurrently, the Company is also publicly filing, electronically via EDGAR, (i) the Draft Registration Statement, as confidentially submitted to the Commission on May 13, 2024, (ii) Amendment No. 1 to the Draft Registration Statement, as confidentially submitted to the Commission on July 8, 2024, (iii) Amendment No. 2 to the Draft Registration Statement, as confidentially submitted to the Commission on August 28, 2024, and (iv) the Company’s letters, dated July 8, 2024 and August 28, 2024, respectively, as confidentially submitted to the Commission in response to the Staff’s previous comments.

The heading and numbered paragraph of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein in italics and boldfaced print, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the pages of the Information Statement filed as Exhibit 99.1 to Amendment No. 2, and page references in the Company’s responses refer to the pages of the Information Statement filed as Exhibit 99.1 to the Initial Public Filing.

U.S. Securities and Exchange Commission November 1, 2024 Page 2

The Company respectfully submits the following as its response to the Comment Letter:

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Non-GAAP Financial Metrics

Cash-on-Cash Return, page 113

1.	We note you target cash-on-cash returns of approximately 28.9% for conversions from previous restaurants or retail stores and approximately 37.1% for new-build restaurants. Please discuss whether you have achieved these targets and disclose historical cash-on-cash returns to provide additional context for investors regarding this metric.

In response to the Staff’s comment, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics—Cash-on-Cash Return” (page 113) to include disclosure regarding the Company’s historical weighted average cash-on-cash returns for conversions from previous restaurants or retail stores and for new-build restaurants, respectively, and whether or not such historical weighted average cash-on-cash returns achieved the Company’s targeted cash-on-cash returns of approximately 28.9% for conversions from previous restaurants or retail stores and approximately 37.1% for new-build restaurants, respectively.

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We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to call me at 415-655-1280 or email me at wongw@gtlaw.com.

Sincerely,

/s/ William Wong
William Wong, Esq.

cc:	Joseph Hummel, Chief Executive Officer, Twin Hospitality Group Inc.
Kenneth J. Kuick, Chief Financial Officer, Twin Hospitality Group Inc. Clay Mingus, Chief Legal Officer and Secretary, Twin Hospitality Group Inc. Mark Kelson, Esq., Greenberg Traurig, LLP